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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER RELEASES FOURTH quarter AND FISCAL YEAR 2014 results AND 2015 OUTLOOK

HIGHLIGHTS

Q      In the fourth quarter of 2014 (4Q14), Embraer delivered 30 commercial and 52 executive (38 light and 14 large) jets and ended the year with total deliveries of 92 commercial and 116 executive (92 light and 24 large) aircraft, thus meeting the Company’s total deliveries Guidance for 2014;

Q      Revenues in 4Q14 reached US$ 2,045.5 million and in 2014 were US$ 6,288.8 million, also meeting the Company’s 2014 Revenue Guidance range of US$ 6.0 to US$ 6.5 billion;

Q      EBIT and EBITDA 1 margins were 9.6% and 13.8%, respectively, in 4Q14, and for fiscal year 2014 the EBIT and EBITDA margins were 8.6% and 13.2%, respectively. EBITDA margin was within the Company’s Guidance range of 13.0% to 14.0% for the year;

Q      Embraer finished 2014 with a total cash balance of US$ 2,423.6 million and a net debt position of US$ 84.5 million;

Q      4Q14 Net income attributable to Embraer Shareholders and Earnings per ADS totaled US$ 91.4 million and US$ 0.4983, respectively, and fiscal year 2014 Net income attributable to Embraer Shareholders and Earnings per ADS totaled US$ 334.7 million and US$ 1.8247, respectively.

Q      For 2015, Company Guidance is for expected Net Revenues of US$ 6.1 to US$ 6.6 billion, driven by expected deliveries of 95 to 100 jets in the Commercial Aviation segment and 35 to 40 large jets and 80 to 90 light jets in the Executive Jets segment, with Defense & Security revenues of US$ 1.1 to US$ 1.25 billion for the year;

Q      The Company’s backlog ended 2014 at a value of US$ 20.9 billion, representing 15% growth from the US$ 18.2 billion reported at the end of 2013.

Main financial indicators

	in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)	(2)	(2)
	3Q14	4Q13	4Q14	2013	2014
Revenue	1,239.7	2,304.0	2,045.5	6,235.0	6,288.8
EBIT	68.1	462.9	196.3	713.4	543.3
EBIT Margin %	5.5%	20.1%	9.6%	11.4%	8.6%
EBITDA	135.9	543.6	281.3	1,004.0	829.6
EBITDA Margin %	11.0%	23.6%	13.8%	16.1%	13.2%
Adjusted Net Income (Loss) ²	92.6	373.0	129.4	534.6	413.8
Net income (loss) attributable to Embraer Shareholders	(10.7)	264.5	91.4	342.0	334.7
Earnings (loss) per share - ADS basic (US$)	(0.0584)	1.4513	0.4983	1.8764	1.8247
Net Cash (Debt)	(326.6)	429.3	(84.5)	429.3	(84.5)

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

1 EBIT and EBITDA are non-GAAP measures. For more detailed information please refer to page 12.

2 Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ 38.0 million in 4Q14 and US$ 79.1 million in 2014.

1

São José dos Campos, March 4, 2015 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2013 (4Q13), September 30, 2014 (3Q14) and December 31, 2014 (4Q14), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES and gross margin

Embraer delivered 30 commercial and 52 executive aircraft (38 light jets and 14 large jets) in 4Q14, for a cumulative total of 92 commercial and 116 executive aircraft (92 light jets and 24 large jets) delivered in 2014. This compares with a total of 32 commercial and 53 executive aircraft (38 light jets and 15 large jets) in 4Q13 and 90 commercial and 119 executive aircraft (90 light jets and 29 large jets) delivered in 2013. Total Revenues in 2014 increased 0.9% to US$ 6,288.8 million, driven by 21.7% growth in the Company’s Defense & Security segment.

Consolidated gross margin declined from 24.6% in 4Q13 to 17.3% in 4Q14 as deliveries declined slightly on a year-over-year basis, and the mix of deliveries in the Commercial Aviation segment was weighted more heavily towards the smaller E-Jets E175 model in 4Q14 than in 4Q13 (73% vs. 38%). For 2014, gross margin was 19.9% compared to the 22.7% margin in 2013, influenced by the aforementioned mix shift in Commercial Aviation as well as a lower mix of large jet deliveries in the Executive Jet segment compared to the prior year.

EBIT

EBIT and EBIT margin in 4Q14 were US$ 196.3 million and 9.6%, respectively, representing an increase from the US$ 68.1 million in EBIT and 5.5% EBIT margin reported in 3Q14, and a decrease compared to the US$ 462.9 million in EBIT and 20.1% EBIT margin reported in 4Q13, which included non-recurring items mainly related to reversals of provisions following the resolution of the American Airlines bankruptcy process (excluding US$ 147.0 million in non-recurring items, 4Q13 EBIT was US$ 315.9 million and EBIT margin was 13.7%). For the full year, 2014 EBIT was US$ 543.3 million, resulting in an EBIT margin of 8.6%, slightly below the Company’s Guidance range of 9% to 9.5% for the year. The higher mix of E175 jets in the year’s deliveries coupled with lower than anticipated large jet deliveries were principal drivers of the below-Guidance operating results.

Administrative expenses for 4Q14 were US$ 55.4 million, which represented a slight increase from the US$ 52.4 million reported in 4Q13, though for the full year, 2014 Administrative expenses were slightly below that reported in 2013 (US$ 207.5 million in 2014 vs. US$ 210.5 million in 2013). Selling expenses of US$ 113.2 million in 4Q14 were stable with last year and increased from the US$ 99.2 million reported in 3Q14, in line with the increase in deliveries and revenues during 4Q14. Selling expenses for the full year were US$ 419.9 million, representing a decline from the US$ 454.4 million reported during 2013. The decline in Selling expenses reflects the Company’s ongoing commitment to cost efficiency as well as a more favorable exchange rate, as the average US dollar to Brazilian Real rate in 2014 appreciated 9% when compared to the average rate in 2013.

Research expenses in 4Q14 were US$ 16.7 million, increasing slightly from the US$ 13.9 million reported in 4Q13. For fiscal year 2014, Research expenses of US$ 47.1 million declined from the US$ 74.7 million in fiscal year 2013, primarily as a result of the launch of the E-jets E2 program in June of 2013. Research expenses were below the Company’s Guidance of US$ 80 million for the year.

Other operating income (expense), net in 4Q14 was income of US$ 27.4 million, compared to income of US$ 73.6 million in 4Q13. It is important to note that last year’s reported figure contained a variety of non-recurring items related to the reversal of financial guarantee obligations with AMR Corp., which positively impacted this line item by US$ 147.0 million in the period. Excluding this benefit, 4Q13 other operating income (expense), net was an expense of US$ 73.4 million. For 2014, other operating income (expense), net was an expense of US$ 32.6 million compared to income of US$ 36.9 million in 2013.

2

net income

Net income attributable to Embraer Shareholders and Earnings per ADS for 4Q14 were US$ 91.4 million and US$ 0.4983 per basic share, respectively, bringing total 2014 Net income attributable to Embraer Shareholders and Earnings per ADS to US$ 334.7 million and US$ 1.8247 per basic share, respectively.

monetary balance sheet accounts and other measures

Embraer ended 2014 with a net debt position of US$ 84.5 million, which was an improvement from the net debt position of US$ 326.6 million at the end of 3Q14. This compares to a net cash position recorded at the end of 2013 of US$ 429.3 million. The reversal from the net cash position at the end of 2013 to the net debt position at the end of 2014 is principally due to the negative Free cash flow generation during 2014 combined with an increase in the Company’s total loans position during the same time period.

	in millions of U.S.dollars
FINANCIAL POSITION DATA	(2)	(1)	(2)
	2013	3Q14	2014
Cash and cash equivalents	1,683.7	1,176.0	1,713.0
Financial investments	939.9	870.4	710.6
Total cash position	2,623.6	2,046.4	2,423.6
Loans short-term	79.3	85.1	89.7
Loans long-term	2,115.0	2,287.9	2,418.4
Total loans position	2,194.3	2,373.0	2,508.1
Net cash (Debt)*	429.3	(326.6)	(84.5)

* Net cash = Cash and cash equivalents + Financial investments short-term - Loans short-term and long-term
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

During 2014, the Company had negative Free cash flow of US$ (403.6) million compared to positive Free cash flow of US$ 212.6 million in 2013, largely as a consequence of lower Net cash generated by operating activities (net of the financial investments adjustment) of US$ 295.5 million compared to the US$ 966.8 million generated during 2013. The principal drivers of the lower cash flow in 2014 were increases in Trade accounts receivable and Inventories as well as a decline in Advances from customers.

	in millions of U.S.dollars
IFRS	4Q13	2013	1Q14	2Q14	3Q14	4Q14	2014
Net cash generated (used) by operating activities	321.2	564.6	(300.4)	140.1	21.8	620.8	482.3
Financial investments adjustment (1)	440.2	402.2	27.4	(126.8)	26.8	(114.2)	(186.8)
Additions to property, plant and equipment	(156.2)	(437.6)	(47.6)	(60.3)	(88.9)	(86.9)	(283.7)
Additions to intangible assets	(109.0)	(316.6)	(83.3)	(102.5)	(97.3)	(132.3)	(415.4)
Free cash flow	496.2	212.6	(403.9)	(149.5)	(137.6)	287.4	(403.6)

(1) Financial investments and unrealized gain (losses)

Additions to total PP&E for 4Q14 and 2014 were US$ 86.9 million and US$ 283.7 million, respectively, including values related to spare parts pool programs, aircraft under lease or available for lease, and CAPEX. Of the total additions to PP&E in 4Q14, CAPEX amounted to US$ 66.8 million, and in 2014 the Company’s CAPEX was US$ 227.5 million. It is important to note that a portion of the reported CAPEX includes expenditures related to certain contracted capital expenditures on equipment and facilities, primarily in the Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and consequently were not considered part of the Company’s CAPEX outlook of US$ 250 million for 2014. This contracted CAPEX totaled US$ 15.2 million in 4Q14 and US$ 74.5 million for the full year, as outlined in the table below. Excluding these expenditures, the Company’s CAPEX for 2014 was US$ 153.0 million, which was below the Company’s outlook for the year of US$ 250 million.

3

In 4Q14, the Company invested a total of US$ 132.3 million in product development, which was partially offset by the addition of US$ 13.9 million in contributions from suppliers. For the full year, Embraer invested US$ 415.4 million in product development, partially offset by US$ 185.4 million in contributions from suppliers, yielding net capitalized development investment of US$ 230.0 million for 2014, principally for the Legacy 450 executive jet program and E-2 commercial jet program. Although net development investment in 2014 was below the Company’s Guidance of US$ 320 million for the year, this has not impacted the overall entry into service target dates of our ongoing programs, which are all progressing as expected.

	in millions of U.S.dollars
	4Q13	2013	1Q14	2Q14	3Q14	4Q14	2014
Additions	109.0	316.6	83.3	102.5	97.3	132.3	415.4
Contributions from suppliers	(26.8)	(51.8)	(58.6)	(68.5)	(44.4)	(13.9)	(185.4)
Development (Net of contributions from suppliers)	82.2	264.8	24.7	34.0	52.9	118.4	230.0
Research	13.9	74.7	9.3	11.4	9.7	16.7	47.1
R&D	96.1	339.5	34.0	45.4	62.6	135.1	277.1

	in millions of U.S.dollars
	4Q13	2013	1Q14	2Q14	3Q14	4Q14	2014
CAPEX	100.0	294.0	36.8	55.1	68.8	66.8	227.5
Contracted CAPEX (Included in CAPEX)	51.8	101.1	31.8	12.3	15.2	15.2	74.5
Additions of aircraft available for or under lease	6.5	61.5	-	-	12.0	7.5	19.5
Additions of Pool programs spare parts	49.7	82.1	10.8	5.2	8.1	12.6	36.7
PP&E	156.2	437.6	47.6	60.3	88.9	86.9	283.7

The Company’s total debt increased US$ 135.1 million to US$ 2,508.1 million in 4Q14 compared to US$ 2,373.0 million in 3Q14. Short-term debt at the end of 4Q14 was US$ 89.7 million and long-term debt was US$ 2,418.4 million. The average loan maturity of the Company’s debt at the end of 4Q14 declined slightly to 5.4 years from the 5.6 years reported in 3Q14, and is in line with Embraer’s business cycle. The cost of Dollar denominated loans at the end of 2014 was 5.56% p.a. compared to 5.81% p.a. at the end of 2013. The cost of Real denominated loans decreased from 6.17% at the end of 2013 to 6.01% p.a. at the end of 2014.

The Company’s Adjusted LTM EBITDA to financial expenses (gross) for 2014 decreased to 6.01 relative to last year’s value of 7.57. At year-end 2014, 33% of total debt was denominated in Reals, vs. 30% at the end of 2013.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 4Q14, 41% was denominated in US Dollars.

4

operational balance sheet accounts

	in millions of U.S.dollars
FINANCIAL POSITION DATA	(2)	(1)	(2)
	2013	3Q14	2014
Trade accounts receivable	578.7	796.6	703.8
Customer and commercial financing	73.7	74.6	68.6
Inventories	2,287.3	2,767.0	2,405.3
Property, plant and equipment	1,993.3	2,020.6	2,025.8
Intangible	1,109.1	1,160.3	1,260.9
Trade accounts payable	1,013.6	945.0	980.6
Advances from customers	1,007.0	1,015.1	828.6
Total shareholders' equity	3,632.2	3,825.7	3,864.8
(1) Derived from unaudited financial information. (2) Derived from audited financial information.

The principal reasons for the lower operating cash flow generation in 2014 as compared to 2013 was due to a combination of higher Trade accounts receivable and Inventories balances coupled with lower Advances from customers. The large number of aircraft deliveries during 4Q14 drove a US$ 361.7 million decline in inventories from the level at the end of 3Q14 to end the year at US$ 2,405.3 million. This was above the level of inventories at year-end 2013, largely driven by inventory build due to the production ramp up of new executive jet models.  Trade accounts receivables ended 2014 at US$ 703.8 million, representing an increase of US$ 125.1 million from the level at the end of 2013, reflecting extended payment cycles by some clients. Advances from customers declined US$ 178.4 million during the year to end 2014 at US$ 828.6 million compared to the US$ 1,007.0 million at the end of 2013. This decline came primarily as a result of the evolution of the number of deliveries and new orders during 2014. Customer and commercial financing and Trade accounts payable were relatively stable at the end of 2014 compared to their levels at the end of 2013.

Intangibles increased US$ 151.8 million during the year to US$ 1,260.9 million at the end of 4Q14 as a consequence of continued investments in product development. Property, plant and equipment ended 4Q14 at US$ 2,025.8 million, reflecting an increase of US$ 32.5 million from the level at the end of 4Q13.

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog increased US$ 2.7 billion during 2014 to end the year at US$ 20.9 billion.

5

segment Results

On a segment basis, the Company’s revenue mix in 4Q14 was roughly similar to that reported in 4Q13, with a slightly higher participation from the Defense & Security segment at 17.6% of total Revenues vs. 16% in the prior year, which was offset by slightly lower participation from the Commercial Aviation segment at 47.7% of 4Q14 Revenues vs. 48.6% in 4Q13, and from the Executive Jets segment at 33.7% in 4Q14 vs. 34.1% in 4Q13. For 2014, the Commercial Aviation segment accounted for 50.3% of consolidated Revenues, Defense & Security accounted for 23.2%, Executive Jets made up 25.3%, and the Other segment made up the remaining 1.2% of total Revenues. The breakdown by segment of annual Revenues differed slightly from that forecast in the Company’s 2014 Guidance, principally due to higher than expected growth in the Defense & Security segment during the year of 21.7% Revenue growth.

	in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)		(2)		(2)
BY SEGMENT	3Q14%		4Q13%		4Q14%		2013	%	2014	%
Commercial Aviation	660.7	53.3	1,119.6	48.6	975.3	47.7	3,307.0	53.0	3,163.3	50.3
Defense & Security	346.2	27.9	369.3	16.0	358.9	17.6	1,196.9	19.2	1,456.4	23.2
Executive Jets	213.3	17.2	784.7	34.1	690.3	33.7	1,644.5	26.4	1,591.5	25.3
Others	19.5	1.6	30.4	1.3	21.0	1.0	86.6	1.4	77.6	1.2
Total	1,239.7	100.0	2,304.0	100.0	2,045.5	100.0	6,235.0	100.0	6,288.8	100.0

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Commercial Aviation

In 4Q14 and 2014 Embraer delivered 30 and 92 commercial jets, respectively, as follows:

DELIVERIES	3Q14	4Q13	4Q14	2013	2014
Commercial Aviation	19	32	30	90	92
EMBRAER 170	-	1	-	4	1
EMBRAER 175	16	12	22	24	62
EMBRAER 190	2	14	5	45	19
EMBRAER 195	1	5	3	17	10

Embraer performed in October the first metal cut of the E-jets E2, the second generation of the E-Jets family of commercial jets, at its Évora plant in Portugal. This is part of the wing stub forward pressure bulkhead of the first prototype of the E190-E2 jet, whose first flight is scheduled for 2016. The pressure bulkhead is made of aviation aluminum and was manufactured in one of the advanced high-speed milling centers of the Embraer metallic structures plant in Évora. The part was sent to Brazil to start the first aircraft assembly.

Embraer S.A. and SkyWest, Inc. confirmed a firm order for seven E175 jets. The airplanes will be flown by SkyWest under a Capacity Purchase Agreement (CPA) with Alaska Airlines. The value of the firm order, which was included in Embraer’s 2014 fourth-quarter backlog, is estimated at US$ 301.0 million, based on 2014 list prices.

In December, Embraer delivered the 1,100th E-Jet production aircraft, during a ceremony held in the Aeromexico hangar, at Benito Juárez International Airport, in Mexico City. The aircraft, an E190 model, is also the 200th aircraft from the E-Jet family flying in Latin America. Aeromexico operates a fleet of 62 Embraer jets through its regional brand, Aeromexico Connect: 27 E190s, six E170s, three E175s, and 26 ERJ 145s. At the present time, eight airline companies in seven countries operate the E-Jets in the region, where Embraer is the leader of the segment of jets of up to 130 seats with a market share of 70%.

In the segment of commercial jets with 70 to 130 seats, Embraer maintains its leadership with more than 50% of the sales and 60% of the deliveries in the world market. At the end of the fourth quarter, the order book (backlog) and cumulative deliveries for Commercial Aviation were as follows:

6

COMMERCIAL AVIATION	Firm Orders	Options	Total	Deliveries	Firm Backlog
BACKLOG
E170	193	12	205	188	5
E175	421	353	774	249	172
E190	580	135	715	515	65
E195	145	2	147	138	7
E175-E2	100	100	200	-	100
E190-E2	60	70	130	-	60
E195-E2	50	50	100	-	50
TOTAL E-JETS	1,549	722	2,271	1,090	459

Executive JETS

The Executive Jets segment delivered 38 light jets and 14 large jets, totaling 52 aircraft in 4Q14, one unit less than the same period of 2013. For 2014, the segment delivered 116 total executive jets.

DELIVERIES	3Q14	4Q13	4Q14	2013	2014
Executive Aviation	15	53	52	119	116
Light Jets	15	38	38	90	92
Large Jets	-	15	14	29	24

In October, Embraer broke ground on its Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida. Also in October, Embraer delivered the first Legacy 500, its new midsize executive jet, to a Brazilian customer.

Embraer Executive Jets exhibited its full aircraft portfolio at the National Business Aviation Association Convention and Exhibition, in Orlando, Florida, also in October. It was the first time that the Company showcased all seven aircraft in its portfolio on static display, including a prototype of the Legacy 450 mid-light jet.

During the event, the Legacy 500 executive jet had its FAA (Federal Aviation Administration) type certification granted.

In December, following the ANAC and FAA certifications, the Legacy 500 earned its European Aviation Safety Agency (EASA) type certification, enabling the entry into service of the aircraft in the Member States of the European Union as well as in EASA’s associated countries.

Still in December, Embraer Executive Jets and NetJets® Inc. signed an agreement to convert 10 Signature Series Phenom 300 purchase options into firm orders. In October 2010, a purchase agreement between both companies was signed, accounting for 50 firm orders and 75 options.

During 2014, Embraer delivered 73 Phenom 300 jets, making it the most delivered business jet in the world, according to a report by the General Aviation Manufacturers Association (GAMA). This marked the second year in a row that the Phenom 300 executive jet was the most delivered model in the industry.

Also in 2014, Embraer Executive Jets was ranked #1 in the industry for product support by Aviation International News (AIN) in its annual Product Support Survey.

Defense & security

The Company develops a series of campaigns for a variety of applications in its product portfolio, which includes military transportation, pilot training and light attack aircraft; transportation for government and military authorities; intelligence, surveillance, and reconnaissance systems; remote sensing and monitoring; aircraft modernization; and command and control systems and services.

7

Embraer Defense and Security, directly or through a subsidiary, is currently leading several projects that are important for Brazil, such as the development of the KC-390 medium lift military transport jet, the Integrated Border Monitoring System (SISFRON) and the Geostationary Satellite for Defense and Communication (SGDC).

Regarding the KC-390 Program, Embraer rolled out the first prototype of the military transport aircraft from the production hangar at the industrial plant of Gavião Peixoto. The event occurred in October and was attended by the Brazilian Minister of Defense, the Commander of the Brazilian Air Force and delegations and representatives from more than 30 countries.

Also in October 2014, the Brazilian government contracted Saab to supply 36 Gripen NG fighter jets. In addition, Embraer and Saab signed a Memorandum of Understanding to establish the joint actions related to the F-X2 Project. This agreement involves the participation of Embraer in the manufacture and aircraft deliveries process and the development of the two-seater version in addition to a strategic partnership to promote the sales of Gripen NG in the global market.

In the transport of authorities segment, Embraer and the government of Honduras signed a contract to supply the Legacy 600 jet, which has already been delivered to the customer.

The Light Air Support (LAS) program, of the United States Air Force, received another A-29 Super Tucano in the fourth quarter, bringing the total to three aircraft already delivered in 2014.

Related to the SISFRON Project, led by Tepro Consortium, the Brazilian Army celebrated the official inauguration of the project’s operations. In addition, the first unit of the SENTIR M20 radar, developed by Bradar, achieved FAT approval (Field Acceptance Test).

Visiona Tecnologia Espacial, the company responsible for the systems integration of the Brazilian Strategic and Defense Communications Geostationary Satellite (SGDC), performed in December 2014 the Critical Design Review in an event attended by Telebras and the Minister of Defense of Brazil, which finalized all the contractual obligations and kept the program on schedule.

Bradar signed a contract with the Brazilian Army to supply four SABER M60 radars and four Ground Based Air Defense Operation Center units to the Logistics Operation Centre (COLOG in Portuguese).

In addition, Atech signed contracts in 4Q14  with the Brazilian Government for the implementation of the air traffic management system SAGITARIO, the modernization of control centers, support and evolution of the SIGMA system and also an additive term for the LABGENE project.

SEC/DOJ INVESTIGATION UPDATE

The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are continuing. Any action in these or related inquiries, proceedings or other developments, or any agreement the Company enters into to settle the same, may result in substantial fines and other sanctions and adverse consequences. Based upon the opinion of its outside counsel, the Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

8

2015 GUIDANCE: NET REVENUES, MARGINS, INVESTMENTS AND FREE CASH FLOW

Given the order activity over the last couple of years, in which Embraer garnered a significant share of orders from US carriers, particularly for 76-seat regional jets, the Company has significant visibility into production and delivery schedules for 2015 in the Commercial Aviation segment, in which deliveries of the E175 jet model is likely to represent a higher portion of total segment deliveries.

In the executive jet market, despite further record levels of corporate profits, the number of high net worth individuals, and near-record stock market levels in key geographies, the level of pre-owned aircraft for sale continues to pressure new aircraft demand and a recovery has yet to fully materialize. That said, the Company believes that new executive jet product offerings, namely the Legacy 500 midsize jet, which will have its first full year of deliveries, and the Legacy 450 jet, which is expected to enter into service in 2015, should help Embraer to increase its total executive jet deliveries as compared to 2014. As a consequence, the Company believes that it has the opportunity to increase Revenues in the Executive Jet segment in 2015.

With respect to the Defense & Security segment, the Company should continue to progress in its execution of existing programs, including the KC-390 as well as the Border Monitoring system (SISFRON), Super Tucano LAS program, and satellite programs. However, as the majority of 2015 Revenues in this segment are expected to be denominated in Reais, a lower expected average Real to US dollar exchange rate is likely to pressure Revenues as reported in US dollars in the segment.

In light of the scenario outlined above, in 2015 Embraer expects to deliver 95 to 100 commercial jets, 80 to 90 light executive jets and 35 to 40 large executive jets (including Legacy 500 and Legacy 450 deliveries, which are considered as part of large jets). Total Revenues are expected to be between US$ 6.1 billion and US$ 6.6 billion. The approximate revenue contribution from each business segment for 2015 is as follows: 52% from Commercial Aviation, 28% from Executive Jets, 18% from Defense & Security and 2% from Other business.

2015 - NET REVENUE OUTLOOK
(US$ BILLION)
Commercial Aviation	$3.20	-	$3.40
Executive Jets	$1.70	-	$1.85
Defense & Security	$1.10	-	$1.25
Others	$0.10	-	$0.10
EMBRAER	$6.10	-	$6.60

In 2015, the Company expects to deliver a higher portion of smaller E-Jets E175 model aircraft in the Commercial Aviation segment, which will result in a less favorable mix. As a result, the Company expects to achieve a consolidated EBIT margin of between 8.0% and 8.5% (from US$ 490 million to US$ 560 million) for 2015, and EBITDA margin of between 12.0% and 13.0% (from US$ 730 million to US$ 860 million).

9

2015 - EBIT & EBITDA OUTLOOK
(US$ MILLION)
EBIT	$490	-	$560
EBIT Margin	8.0%	-	8.5%
EBITDA	$730	-	$860
EBITDA Margin	12.0%	-	13.0%

As Embraer continues to ramp up development of its E2 program and completes development of the Legacy 450 executive jet, we expect 2015 Investments to reach US$ 650 million. Research will represent US$ 50 million, Product development will represent US$ 300 million, and CAPEX will represent US$ 300 million.

As a consequence of the Company’s outlook for revenues, operating profit and investments as well as other factors such as working capital investments, we expect 2015 Free Cash Flow to be greater than negative US$ 100 million.

2015 - INVESTMENTS &
FREE CASH FLOW OUTLOOK (US$ MILLION)
Research	$50
Development	$300
Capex	$300
Total Investments	$650
Free Cash Flow	> ($100) Million

This Outlook is based on assumptions which are subject to various factors, many of which are not and neither will be under the control of the Company.

10

Reconciliation OF IFRS and “non gaap” information

	in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(2)	(2)
LTM* (IFRS)	3Q14	2013	2014
Net Income (Loss) Attributable to Embraer	507.8	342.0	334.7
Noncontrolling interest	10.0	4.0	13.0
Income tax (expense) income	216.4	256.4	156.2
Financial income (expense), net	73.8	96.4	24.5
Foreign exchange gain (loss), net	1.9	14.6	14.9
Depreciation and amortization	282.0	290.6	286.3
EBITDA LTM	1,091.9	1,004.0	829.6
(1) Derived from unaudited financial information. (2) Derived from audited financial information. * Last Twelve Months

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

	in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q14	4Q13	4Q14	2013	2014
Net Income (Loss) Attributable to Embraer	(10.7)	264.5	91.4	342.0	334.7
Noncontrolling interest	4.5	0.5	3.5	4.0	13.0
Income tax (expense) income	77.1	115.1	54.9	256.4	156.2
Financial income (expense), net	2.9	71.9	22.6	96.4	24.5
Foreign exchange gain (loss), net	(5.7)	10.9	23.9	14.6	14.9
Depreciation and amortization	67.8	80.7	85.0	290.6	286.3
EBITDA	135.9	543.6	281.3	1,004.0	829.6
EBITDA Margin	11.0%	23.6%	13.8%	16.1%	13.2%
(1) Derived from unaudited financial information. (2) Derived from audited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

11

	in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q14	4Q13	4Q14	2013	2014
Net Income (Loss) Attributable to Embraer	(10.7)	264.5	91.4	342.0	334.7
Net change in Deferred income tax & social contribution	103.3	108.5	38.0	192.6	79.1
Adjusted Net Income (Loss)	92.6	373.0	129.4	534.6	413.8
Adjusted Net Margin	7.5%	16.2%	6.3%	8.6%	6.6%
(1) Derived from unaudited financial information. (2) Derived from audited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1)	(1)	(1)
	2013	3Q14	2014
Total debt to EBITDA (i)	2.19	2.17	3.02
Net cash to EBITDA (ii)	0.43	(0.30)	(0.10)
Total debt to capitalization (iii)	0.38	0.38	0.39
LTM EBITDA to financial expense (gross) (iv)	7.57	7.94	6.01
LTM EBITDA (v)	1,004.0	1,091.9	829.6
LTM Interest and commissions on loans (vi)	132.5	137.6	138.1
(1) Derived from unaudited financial information.

 (i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

12

FINANCial statements

  EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1)		(2)
	Three months ended on		Twelve months ended on
	31 Dec, 2013	31 Dec, 2014	31 Dec, 2013	31 Dec, 2014
Revenue	2,304.0	2,045.5	6,235.0	6,288.8
Cost of sales and services	(1,736.3)	(1,691.2)	(4,818.9)	(5,038.3)

Gross profit	567.7	354.3	1,416.1	1,250.5
Operating Income (Expense)
Administrative	(52.4)	(55.4)	(210.5)	(207.5)
Selling	(113.0)	(113.2)	(454.4)	(419.9)
Research	(13.9)	(16.7)	(74.7)	(47.1)
Other operating income (expense), net	73.6	27.4	36.9	(32.6)
Equity in gain or losses of associates	0.9	(0.1)	-	(0.1)

Operating profit before financial income	462.9	196.3	713.4	543.3
Financial (expenses) income, net	(71.9)	(22.6)	(96.4)	(24.5)
Foreign exchange gain (loss), net	(10.9)	(23.9)	(14.6)	(14.9)

Profit before taxes on income	380.1	149.8	602.4	503.9
Income tax (expense) income	(115.1)	(54.9)	(256.4)	(156.2)

Net Income	265.0	94.9	346.0	347.7
Attributable to:
Owners of Embraer	264.5	91.4	342.0	334.7
Noncontrolling interest	0.5	3.5	4.0	13.0

Weighted average number of shares (in thousands)
Basic	729.0	733.7	729.0	733.7
Diluted	732.8	737.3	733.8	737.5

Earnings per share
Basic	0.3628	0.1246	0.4691	0.4562
Diluted	0.3609	0.1240	0.4661	0.4538

Earnings per share - ADS basic (US$)	1.4513	0.4983	1.8764	1.8247
Earnings per share - ADS diluted (US$)	1.4436	0.4959	1.8644	1.8153

(1) Derived from unaudited financial statements.
(2) Derived from audited financial statements.

13

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1)		(2)
	Three months ended on		Twelve months ended on
	31 Dec, 2013	31 Dec, 2014	31 Dec, 2013	31 Dec, 2014
Operating activities
Net income	265.0	94.9	346.0	347.7
Items not affecting cash and cash equivalents
Depreciation	37.5	43.3	145.8	168.9
Amortization	43.2	41.7	144.8	117.4
Contribution from suppliers	(7.8)	(9.0)	(26.0)	(25.2)
Allowance (reversal) for inventory obsolescence	(0.2)	5.8	13.4	(5.3)
Inventory and PPE provision for adjustment to realizable value	11.1	2.6	28.6	22.0
Provision for doubtful accounts	-	-	(4.8)	(1.9)
Deferred income tax and social contribution	108.5	38.0	192.6	79.1
Accrued interest	4.2	3.9	(2.4)	16.4
Equity in the losses of associates	0.2	0.1	3.6	0.1
Share-based remuneration	1.6	1.0	6.8	5.3
Foreign exchange gain (loss), net	1.9	17.2	1.9	11.9
Residual value guarantee	6.0	20.7	21.3	19.0
Other	0.3	12.8	0.3	3.3
Changes in assets
Financial investments (3)	(452.4)	104.6	(443.7)	150.9
Derivative financial instruments	5.4	16.2	18.4	14.3
Collateralized accounts receivable and accounts receivable	(50.4)	78.6	(40.0)	(149.1)
Customer and commercial financing	(0.2)	6.0	35.9	5.1
Inventories	471.8	359.3	(157.2)	(108.8)
Other assets	134.2	17.7	60.1	(107.2)
Changes in liabilities
Trade accounts payable	73.8	39.3	258.4	(27.8)
Non-recourse and recourse debt	(1.2)	(1.7)	-	(0.3)
Other payables	24.9	(76.0)	125.7	10.3
Contribution from suppliers	-	13.0	84.5	151.8
Advances from customers	(146.7)	(168.5)	50.4	(167.6)
Taxes and payroll charges payable	(63.8)	(49.0)	(62.5)	(52.1)
Financial guarantee	(118.4)	(5.8)	(312.2)	(74.5)
Other provisions	15.5	(0.4)	42.0	24.4
Unearned income	(42.8)	14.5	32.9	54.2
Net cash generated by (used in) operating activities	321.2	620.8	564.6	482.3
Investing activities
Additions to property, plant and equipment	(156.2)	(86.9)	(437.6)	(283.7)
Proceeds from sale of property, plant and equipment	(0.1)	0.1	0.2	-
Additions to intangible assets	(109.0)	(132.2)	(316.6)	(415.4)
Investments in associates	-	-	-	(0.5)
Business acquisitions, net of cash acquired	2.5	-	2.5	-
Acquisition of non controlling interest	(17.3)	-	(17.3)	-
Bonds and securities	(0.6)	26.1	4.8	28.1
Restricted cash reserved for construction of assets	-	0.4	-	-
Net cash used in investing activities	(280.7)	(192.5)	(764.0)	(671.5)
Financing activities
Proceeds from borrowings	233.0	424.0	890.8	798.6
Repayment of borrowings	(196.0)	(225.0)	(650.2)	(386.1)
Dividends and interest on own capital	(11.7)	(17.6)	(71.4)	(99.3)
Treasury shares	0.5	1.1	23.3	20.1
Net cash generated by (used in) financing activities	25.8	182.5	192.5	333.3
Decrease in cash and cash equivalents	66.3	610.8	(6.9)	144.1
Effects of exchange rate changes on cash and cash equivalents	(13.0)	(73.8)	(106.4)	(114.8)
Cash and cash equivalents at the beginning of the period	1,630.3	1,176.0	1,797.0	1,683.7
Cash and cash equivalents at the end of the period	1,683.7	1,713.0	1,683.7	1,713.0

(1) Derived from unaudited financial statements.
(2) Derived from audited financial statements
(3) Include Unrealized (gain) on Financial investments, 4Q13 (12.2), 4Q14 (9.6), 2013 (41.5) and 2014 (35.9)

14

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
A S S E T S	As of December 31,	As of December 31,
	2013	2014
Current assets
Cash and cash equivalents	1,683.7	1,713.0
Financial investments	939.9	710.6
Trade accounts receivable, net	572.2	696.9
Derivative financial instruments	14.6	5.2
Customer and commercial financing	9.6	13.6
Collateralized accounts receivable	10.5	9.0
Inventories	2,287.3	2,405.3
Income tax and Social Contribution	88.2	89.2
Other assets	161.8	167.9
	5,767.8	5,810.7
Non-current assets
Financial investments	45.4	45.8
Trade accounts receivable	6.5	6.9
Derivative financial instruments	15.8	12.7
Customer and commercial financing	64.1	55.0
Collateralized accounts receivable	415.4	416.6
Guarantee deposits	574.7	582.0
Deferred income tax	8.5	8.1
Other assets	141.9	186.1
	1,272.3	1,313.2
Investments	-	0.4
Property, plant and equipment, net	1,993.3	2,025.8
Intangible assets	1,109.1	1,260.9
	4,374.7	4,600.3

TOTAL ASSETS	10,142.5	10,411.0

(1) Derived from audited financial information.

15

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
LIABILITIES	As of December 31,	As of December 31,
	2013	2014
Current liabilities
Trade accounts payable	1,013.6	980.6
Loans and financing	79.3	89.7
Non-recourse and recourse debt	12.1	10.3
Other payables	304.8	324.5
Contribution from suppliers	33.6	-
Advances from customers	875.9	652.5
Derivative financial instruments	13.7	15.4
Taxes and payroll charges payable	133.1	125.6
Income tax and social contribution	18.8	8.6
Financial guarantee and residual value	90.0	29.5
Provisions	98.5	95.4
Dividends payable	45.7	37.3
Unearned income	173.6	183.5
	2,892.7	2,552.9
Non-current liabilities
Loans and financing	2,115.0	2,418.4
Non-recourse and recourse debt	388.1	389.7
Other payables	88.3	87.6
Advances from customers	131.1	176.1
Taxes and payroll charges payable	215.6	144.1
Deferred income tax and social contribution	209.2	270.4
Financial guarantee and residual value	203.5	208.5
Provisions	165.7	153.1
Unearned income	101.1	145.4
	3,617.6	3,993.3

TOTAL LIABILITIES	6,510.3	6,546.2

Shareholders' equity
Capital	1,438.0	1,438.0
Treasury shares	(103.8)	(60.1)
Revenue reserves	2,205.2	2,429.5
Share-based remuneration	27.8	33.1
Retained earnings	-	-
Other Comprehensive Income	(33.9)	(75.7)
	3,533.3	3,764.8
Non-controlling interest	98.9	100.0
Total company's shareholders' equity	3,632.2	3,864.8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,142.5	10,411.0

(1) Derived from audited financial information.

16

Investor Relations

Eduardo Couto, Caio Pinez, Christopher Thornsberry, Cláudio Massuda, Nádia Santos and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q14 Results on Thursday, March 5, 2015 at 1:30pm (SP) / 11:30am (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 51346005

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer